United States securities and exchange commission logo





                             October 25, 2023

       Sam Altman
       Chief Executive Officer
       AltC Acquisition Corp.
       640 Fifth Avenue, 12th Floor
       New York, NY 10019

                                                        Re: AltC Acquisition
Corp.
                                                            Registration
Statement on Form S-4
                                                            Filed September 27,
2023
                                                            File No. 333-274722

       Dear Sam Altman:

                                                        We have reviewed your
registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Form S-4 filed September 27, 2023

       Questions and Answers About the Business Combination
       Q. What will happen in the business combination?, page 15

   1. We note you anticipate reserving for issuance up to 7,410,249 shares of Post-Closing
                                                        Company Class A common
stock in respect of the Oklo options assumed pursuant to the terms of the Merger
Agreement. Please clarify that these shares are not included in the
                                                        92,832,673 shares that
are being registered pursuant to this registration statement on Form
                                                        S-4 and tell us whether
such shares are subject to registration rights.
       Q. What is the amount of net cash per share of AltC common stock that is being contributed to the Post-Closing Company in the Transactions?, page 19

   2. We note your disclosure includes the estimated net cash per share of AtlC common stock under a no redemption
scenario and maximum redemption scenarios assuming a waiver
                                                        and no waiver of the
minimum cash condition. Revise your disclosure to show the
                                                        potential impact of
redemptions on the per share value of the shares owned by non-
 Sam Altman
AltC Acquisition Corp.
October 25, 2023
Page 2
         redeeming shareholders by also including interim redemption levels. Questions and Answers About the Business Combination
Q. How do the Sponsor and the Insiders intend to vote on the proposals?, page
24

3. We note that certain shareholders agreed to waive their redemption rights. Please describe any consideration provided in exchange for this agreement.
Summary of the Proxy Statement/Prospectus/Consent Solicitation Statement, page
30

4. Revise your disclosure to include the source for your statement that "global demand for reliable, clean energy is growing rapidly, with 63% of Fortune Global companies publicly committing to emissions reductions by 2050 and an expected $2 trillion annual spend on new clean power generation globally by 2030" and provide support for your statement that
         "Oklo is a leader in the nuclear industry in the development of fuel recycling" or revise to characterize as your belief.
Impact of the Business Combination on Our Public Float, page 46

5. It appears that underwriting fees remain constant and are not adjusted based on redemptions. Revise your disclosure here to include interim redemption levels and to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution. Interests of Certain AltC Persons in the Business Combination, page 52

6. Please highlight the risk that the sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate.
7. Please clarify if the sponsor and its affiliates can earn a positive rate of return on their investment, even if other SPAC shareholders experience a negative rate of return in the post-business combination company.
8. Your charter waived the corporate opportunities doctrine. Please address this potential conflict of interest and whether it impacted your search for an acquisition target.
Cautionary Note Regarding Forward-Looking Statements, page 66

9. We note your reliance upon the safe harbor provided by the U.S. Private Securities
       Litigation Reform Act of 1995 for forward-looking statements. However, it is unclear whether this safe harbor is available for forward-looking statements made in connection
FirstName LastNameSam Altman
       with a de-SPAC transaction. Therefore, please qualify your assertion with a statement
Comapany    NameAltC
       indicating        Acquisition
                   that there         Corp. as to the availability of the safe
harbor in connection
                              is uncertainty
Octoberwith
         25, a2023
               de-SPAC
                    Page 2transaction.
FirstName LastName
 Sam Altman
FirstName LastNameSam
AltC Acquisition Corp. Altman
Comapany
October 25,NameAltC
            2023     Acquisition Corp.
October
Page 3 25, 2023 Page 3
FirstName LastName
Risk Factors
Risks Related to AltC and the Business Combination, page 102

10. Disclose the material risks to unaffiliated investors presented by taking the company public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.
Regulatory delays could cause us to be unable to consummate the business combination., page
118

11. We note your disclosure stating that you do not believe that either you or your sponsor constitute, are controlled by or have substantial ties with, a
foreign person    under CFIUS
         rules and regulations. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, is, is controlled by, or has substantial ties with a
         non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a
         U.S. government entity, such as CFIUS, or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.
Background of the Transactions, page 160

12. We note that Citigroup Global Markets Inc. performed additional services after the IPO and part of the IPO underwriting fee was deferred and conditioned on completion of a business combination. Please describe the services Citigroup provided as your capital markets advisor after the completion of your initial public offering and the associated fees with such engagement. Also, quantify the aggregate fees payable to Citigroup that are contingent on completion of the business combination.
13. You disclose that representatives of AltC and the sponsor evaluated over a dozen potential targets and in connection with evaluating such opportunities, representatives conducted discussions and commenced due diligence on several potential target opportunities.
         Please expand your discussion in this section to describe the process utilized to evaluate the other potential targets. Please discuss the information gathered, how and by whom it was evaluated and whether any negotiations occurred. Your disclosure should clearly describe the reasons you did not further consider pursuing any alternative targets.
14. You disclose that the pre-money equity value for Oklo included in the October 24
         Proposal was based on "AltC   s preliminary review of Oklo   s
forecasted unit economics as
 Sam Altman
FirstName LastNameSam
AltC Acquisition Corp. Altman
Comapany
October 25,NameAltC
            2023     Acquisition Corp.
October
Page 4 25, 2023 Page 4
FirstName LastName
         compared to publicly available financial information for selected publicly traded companies, including companies in the nuclear energy industry that had recently engaged in go public transactions." Please revise your disclosure to summarize the financial information for selected publicly trade companies that was reviewed by AltC and describe how this information wasapplied to determine Oklo's pre-money equity value of $750 million to $850 million.
15. You state that the October 24 Proposal provided that the consideration to be paid would consist entirely of shares of AtC Class A common stock, included a minimum cash condition and contemplated earnout consideration that would be based on the performance of AltC Class A common stock. Please revise to include additional details to explain how these terms originated and the negotiations surrounding them. Information About Oklo, page 252

16. We note your disclosure that you do not expect to generate meaningful revenue unless and until you are able to finalize development of and commercialize the Aurora product line, and you may not be able to do so on your anticipated timetable, if at all. We also note that your first powerhouse is targeted for deployment in 2026 or 2027. Please revise your disclosure to describe in more detail your plans for deploying your initial Aurora powerhouse project. Also disclose your plan of operations for the next twelve months including the anticipated timeline and expenditures for these events. Executive Compensation
Oklo Executive Officer and Director Compensation
Summary Compensation Table, page 258

17. Revise your disclosure to include the summary compensation information for the the fiscal year ended December 31, 2021 in addition to the year ended December 31, 2022.
         Refer to Item 402(n) of Regulation S-K.
General

18. We note that on October 5, 2023, stockholders approved a charter proposal to extend the date by which the Company has to consummate a business combination from October 12,
         2023 to July 12, 2024. Please update your disclosure throughout your registration statement accordingly.
19. We note that Citigroup was an underwriter for the initial public offering of the SPAC and has acted as your capital markets advisor in connection with the business
         combination. Please tell us, with a view to disclosure, whether you have received notice, or any other indication, from Citigroup or any other firm engaged in connection with your initial public offering that it will cease involvement in your transaction and how that may impact your deal or the deferred underwriting compensation owed for
the SPAC   s initial
         public offering.
 Sam Altman
AltC Acquisition Corp.
October 25, 2023
Page 5

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact Mark Wojciechowski, Staff Accountant, at 202-551-3759 or Gus
Rodriguez, Staff Accountant, at 202-551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Anuja A. Majmudar, Attorney-Adviser, at 202-551-3844 or Irene Barberena-Meissner, Attorney-Adviser, at 202-551-6548 with any other questions.



                                                           Sincerely,
FirstName LastNameSam Altman
                                                           Division of
Corporation Finance
Comapany NameAltC Acquisition Corp.
                                                           Office of Energy &
Transportation
October 25, 2023 Page 5
cc:       Barbra J. Broudy
FirstName LastName